Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE REIT ANNOUNCES ACQUISITION OF US$68.75 MILLION PORTFOLIO

IN THE UNITED STATES

December 22, 2014, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) today announced that it has agreed to purchase three properties from subsidiaries of Ingram Micro Inc. (“Ingram Micro”) (NYSE:IM) for a total purchase price of US$68.75 million.

The portfolio includes two state of the art logistics-distribution facilities in Plainfield (Indianapolis), Indiana, totaling 1,033,520 square feet at a purchase price of US$65.45 million. The buildings are 533,520 square feet and 500,000 square feet, include a total of approximately 140,000 square feet of finished office space and were constructed in 2009 and 1999 respectively. Ingram Micro will continue to occupy the premises and will enter into leases for an initial term of 10 years. Ingram Micro delivers a full spectrum of global technology and supply chain services to businesses around the world. Deep expertise in technology solutions, mobility, cloud, and supply chain solutions enables Ingram Micro’s business partners to operate efficiently and successfully in the markets they serve. The investment represents an in-going yield of approximately 6.5%.

As part of the transaction, Granite has also agreed to purchase 29 acres of adjacent expansion/development land in the AllPoints Midwest Business Park at a purchase price of US$3.3 million. The development lands provide for up to 585,000 square feet of additional new logistics – industrial space.

The investment will be funded with Granite’s line of credit and cash on hand. The transaction is scheduled to close on or about December 30, 2014, subject to customary closing conditions.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 5, 2014 (the “Annual Information Form”). The ‘‘Risk Factors’’ section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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